Mail Stop 3561

      	February 22, 2006


Via U.S. Mail

Michael S. Zuckert, Esq.
General Counsel, Finance and Capital Markets
Citigroup Inc.
425 Park Avenue
New York, NY  10022

Re: 	Citibank Credit Card Issuance Trust
	Registration Statement on Form S-3
	Filed January 27, 2006
	File Nos. 333-131355

Dear Mr. Zuckert:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. As appropriate, please revise to clarify that the information in all Annexes are an integral part of the prospectus supplement.
6. Please disclose your intention to provide static pool information on an Internet website in the base prospectus. Refer to Rule 312(a)(1) of Regulation S-T.
7. Please note that Item 1117 of Regulation AB requires disclosure of any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. We also note your disclosure on page
30 of the base prospectus concerning litigation affecting the credit card industry. Please add a separately captioned section to provide a description of such litigation or advise.
8. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Base Prospectus

Fees and Expenses Payable from Finance Charge Collections, page 9
9. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c) of Regulation AB. Please consider including the required table in the prospectus supplement. We suggest showing items paid out of the servicer`s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

Redemption and Early Redemption of Notes, page 11
10. We note you contemplate that a noteholder may, at its option, redeem the notes before its expected principal payment date. We also note similar disclosure on page 45. Please provide us your analysis regarding this feature with respect to Rule 3a-7 of the Investment Company Act.
11. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled "Callable." Please confirm that you will abide by this and revise your disclosure, as appropriate.

Use of Proceeds, page 35
12. Please describe any expenses incurred in connection with the selection and acquisition of the pool assets payable from offering proceeds or other transaction parties. Refer to Item 1107(j) of Regulation AB. Also, please consider moving the use of proceeds section to the prospectus supplement.

Interest, page 37
13. While we note the related prospectus supplement will specify the interest rate index or other formula on which the interest for floating rate notes is based, please revise the disclosure in your base prospectus to provide a list of all possible indices that may be used to determine such interest rates.


Derivative Agreements, page 62
14. We note that derivative agreements may include, but do not seem limited to interest or currency derivatives. Please tell us how additional derivative arrangements would meet the definition of an asset backed security. Refer to Section III.A.2.a. of the Regulation
AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of
Regulation AB. Also, please disclose the general mechanics of how each derivative instrument you contemplate including in an offering of asset-backed notes would operate.

The Sponsors, page 101
15. Please disclose the growth of the sponsors` portfolio of credit card receivables since 1988. Refer to Item 1104(b) of Regulation
AB.
16. Please revise to describe the material roles and responsibilities of Citibank (Nevada) in structuring the transaction. Refer to Item
1104(d) of Regulation AB.

The Master Trust, page 101
Master Trust Assets, page 101
17. We note that Citibank (South Dakota) and Citibank (Nevada) may at their option designate additional credit card accounts to the master trust. Please confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.
18. We note that the last bullet point on page 103 contemplates that master trust assets may also include participations. If you intend to include such participations in the asset pool, comprehensively revise throughout the filing to provide more information regarding these interests, including a description of how they would comply with the requirements of Rule 190 of the Securities Act. You may refer to SEC
Release 33-8518, Section III.6.

Annex I, page AI-1
19. We note that the master trust assets may include accounts purchased from other credit card issuers. Please confirm that you will identify any originator, apart from the sponsors or their affiliates, that originated or is expected to originate 10% or more of the pool assets. Also, please confirm that you will disclose each entity`s origination program if the entity is expected to originate
20% or more of the pool assets.  Refer to Item 1110 of Regulation
AB.
20. We note in the third full paragraph on page AI-3 that purchased accounts are "screened against criteria established at the time of acquisition." Please clarify whether the criteria will be the same as the underwriting criteria you describe for Citibank (South Dakota) originated accounts.

Prospectus supplement related to offering subclass of multiple issuance series

Summary of Terms, S-3
General
21. We note on page S-3 that the issuance trust has issued other classes and subclasses of notes. We also note your discussion of the outstanding series on page S-15. In an appropriate section, please list and provide disclosure on the outstanding series as required by
Item 1113(e) of Regulation AB to the extent material.
22. In an appropriate section, please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Refer to Item 1103(a)(3)(ix) of Regulation AB.

The Interest Rate Swap, page S-11
23. Please provide bracketed disclosure regarding financial information if the aggregate significance percentage is 10% or more.
Similarly revise the next section related to other derivative agreements. Refer to Item 1115(b) of Regulation AB.

Annex I, page AI-1
Loss and Delinquency Experience, page AI-1
24. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to eligibility requirements on Form S-
3 section I.B.5.

Part II
Exhibit 4.4
25. It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in
Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.


Undertakings
26. Please update this section to provide the new undertakings required by revised Items 512(a)(1), 512(a)(5) and 512(k) of Regulation S-K.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rolaine Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3348.


								Sincerely,


								Jennifer G. Williams
								Special Counsel

cc:	Via Facsimile (212) 474-3700
	David Mercado, Esq.
	Cravath, Swaine & Moore LLP
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Michael S. Zukert, Esq.
Citibank Credit Card Issuance Trust
February 22, 2006
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